SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

NUTANIX, INC.
(Name of Issuer)

Class A Common Stock, $0.000025 par value per share
(Title of Class of Securities)

67059N108
(CUSIP Number)

June 2, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 67059N108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		2,612,700
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		2,186
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		2,612,700
	8	SHARED DISPOSITIVE POWER:

		2,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,614,886
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

3.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

CUSIP No. 67059N108	Page 3 of 6 Pages

Explanatory Note:

As of April 7, 2017 (the date of the previous amendment to this Schedule 13G filed by the reporting person) and as of June 2, 2017, the reporting person beneficially owned 2,614,886 shares of the issuer’s class A common stock (“Shares”). According to the issuer’s Form 10-Q for the quarterly period ended April 30, 2017, filed with the Securities and Exchange Commission on June 2, 2017, the issuer had 80,293,207 Shares outstanding as of May 19, 2017, which increased from the number of Shares outstanding that was reported in the issuer’s Form 10-Q for the quarterly period ended January 31, 2017. Based on the aggregate number of Shares outstanding as reported by the issuer in its latest Form 10-Q, the 2,614,886 Shares beneficially owned by the reporting person represents approximately 3.3% of the Shares and the reporting person is filing this amendment on Schedule 13G to report that its beneficial ownership of the Shares is less than 5% of the issued and outstanding Shares. The percentage of Shares beneficially owned by the reporting person has decreased since the date of its previous amendment to this Schedule 13G as a result of a change in the aggregate number of Shares outstanding as reported by the issuer in its Form 10-Qs.

Item 1(a).	Name of Issuer

Nutanix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1740 Technology Drive, Suite 150, San Jose, California 95110

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Class A Common Stock (“Class A Common Stock”)

Item 2(e).	CUSIP Number

67059N108

CUSIP No. 67059N108	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  Employee benefit plan.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP No. 67059N108	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to employee benefit plans is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 67059N108	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General
Counsel and Corporate Secretary